EXHIBIT 99.2

RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

Third Quarter Ended September 30, 2014

44 Victoria Street, Suite 400, Toronto, Ontario  M5C 1Y2   Tel: 416-766-2804
Toll free: 1-866-365-4706   Fax: 416-642-2299
E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION – MD&A – September 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

TABLE OF CONTENTS

INTRODUCTION	3
DEFINITIONS	3
COMPANY OVERVIEW AND STRATEGY	4
HIGHLIGHTS	4
THE PEA	6
ABORIGINAL CONSULTATIONS	7
OTHER RED LAKE PROJECTS	8
UNITED STATES EXPLORATION	8
CORPORATE DEVELOPMENTS	8
QUALIFIED PERSONS AND QUALITY ASSURANCE	9
RISKS AND UNCERTAINTIES	10
OPERATING RESULTS	10
USE OF PROCEED FROM FINANCINGS	12
SUMMARY OF QUARTERLY RESULTS (unaudited)	12
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	12
CASH FLOWS	13
FINANCIAL INSTRUMENTS	14
OFF-BALANCE SHEET ARRANGEMENTS	15
PROVISION FOR CLOSURE AND RECLAMATION	15
COMMITMENTS AND CAPITAL LEASE OBLIGATIONS	16
CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES	16
NEW ACCOUNTING STANDARDS, INTERPRETATIONS AND AMENDMENTS	18
OUTSTANDING SHARE DATA	19
INTERNAL CONTROL OVER FINANCIAL REPORTING	19
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING	19
ADDITIONAL INFORMATION	19
FORWARD-LOOKING STATEMENTS	20
APPROVAL	22

RUBICON MINERALS CORPORATION – MD&A – September 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

INTRODUCTION

This Management Discussion and Analysis (“MD&A”), dated November 12, 2014, includes financial information from, and should be read in conjunction with, the interim consolidated financial statements for the three months ended September 30, 2014. It is further assumed that the reader has access to the audited consolidated financial statements for the year ended December 31, 2013 and the accompanying MD&A for the year ended December 31, 2013. Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward-looking statements.

Rubicon Minerals Corporation (“Rubicon” or the “Company”) reports its financial position, statement of comprehensive loss, changes in equity and cash flows in accordance with International Financial Reporting Standards (“IFRS”) in Canadian dollars.

Rubicon is a Canadian-based company that is focused on the acquisition, exploration and development of gold deposits. The Company’s key asset is the Phoenix Gold Project (hereinafter defined) located in the Red Lake gold camp, in the Province of Ontario. In addition, the Company has significant land packages in the Red Lake area outside the Phoenix Gold Project and other land packages in Nevada and Utah, United States. The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in all the provinces of Canada as well as with the Securities and Exchange Commission (“SEC”) in the United States. The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) in Canada under the symbol ‘RMX’ and on the NYSE MKT Exchange in the United States under the symbol ‘RBY’.

DEFINITIONS

The following terms are used in this MD&A:

“F2 Gold System” is a gold mineralized system located at the Phoenix Gold Property composed of high-grade gold mineralization and a lower grade sulphide-rich zone, which currently has a strike length of approximately 1,200 m (3,937 ft) and a depth extent of 1,650 m (5,413 ft) below surface and remains open along strike and at depth. The system appears to at least partly correlate with a large Titan-24 chargeability anomaly. The anomaly extends laterally from the F2 Gold System for over 1,500 m (approximately 5,000 ft) and to depths up to 750 m (approximately 2,500 ft) – the current depth limit of the survey. As for the setting and style of this zone, it is similar in many respects to the high-grade zones present at the nearby Red Lake Gold Mines. The F2 Gold System is 420 m southeast of the existing shaft and is entirely independent from the previous gold resource of the McFinley Gold Deposit.

“PEA” means the amended and restated National Instrument 43-101 technical report titled “Preliminary Economic Assessment for the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario”, prepared by SRK Consulting (Canada) Inc., dated effective June 25, 2013 and filed on SEDAR on February 28, 2014.0

“Phoenix Gold Project” or the “Project” means project activities associated with the Phoenix Gold Property.

“Phoenix Gold Property” describes the property located in Bateman Township in the Red Lake District of Northwestern Ontario, approximately six kilometres north of the operating Red Lake Gold Mine, hosting the F2 Gold System.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

COMPANY OVERVIEW AND STRATEGY

Rubicon is an advanced stage gold development company. The Company is focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario. The start of potential gold production is projected in mid-2015, based on current forecasts. The Phoenix Gold Project is fully permitted for initial production at 1,250 tonnes per day. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world-class Red Lake Gold Mines and has mineral property interests located near the Nevada-Utah border in the United States. Rubicon’s common shares are listed on the NYSE MKT (RBY), with its common shares and warrants listed on the Toronto Stock Exchange (RMX and RMX.WT, respectively).

Rubicon is well into the development of its 100%-wholly owned Phoenix Gold Project in Red Lake, Ontario. In 2013, the Company delivered an improved updated mineral resource estimate, with indicated resources totaling 1.129 million ounces of gold based on 4.12 million tonnes grading 8.52 grams per tonne of gold (“g/t Au”) and inferred resources totaling 2.219 million ounces of gold based on 7.45 million tonnes grading 9.26 g/t Au.

The Company delivered a positive PEA with an effective date of June 25, 2013 and an issue date of February 28, 2014. In the PEA, the Phoenix Gold Project would potentially generate an after-tax internal rate of return (“IRR”) and net present value (“NPV”) of 27% and $531.0 million, respectively, based on a gold price assumption of US $1,385 per ounce, and a CAD/USD exchange rate of 1.05:1.

Rubicon’s strategy is to potentially become a mid-tier gold producer through the construction and development of the Phoenix Gold Project and increase the mineral resources through further exploration at its Phoenix Gold Project, its extensive Red Lake holdings, and Nevada-Utah land packages.

HIGHLIGHTS

Phoenix Gold Project - Development Highlights

Phoenix Gold Project development milestones achieved as at September 30, 2014 include:

•
Shaft sinking was completed in late 2013 to a total shaft depth of 730 metres (“m”) below surface.  The sinking buckets have been removed and replaced by 10-tonne skips and underslung cages. Construction of the 337-metre level loading pocket was completed and commissioned. The 685-metre level loading pocket construction is in progress;

•
Lateral and vertical development continues on the 122-, 183-, 244-, 305-, and 610- metre levels. The pilot raise for the main ventilation is complete. An exploration drift on the 244-metre level, parallel to the deposit, has been developed.  Year to date to the end of September 2014 the Company  has completed approximately 2,377 metres of development;

•
Recruiting of an underground team to replace contracted workers continued throughout the quarter, with the goal of improving advance rates and reducing unit costs. Rubicon crews are currently operating the shaft and developing on the 122-, and 183- -metre levels;

•	The 2,500-tonne coarse ore bin has been constructed to its maximum height, with steel and concrete roof construction remaining;

RUBICON MINERALS CORPORATION – MD&A – September 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

•	Semi-Autogenous Grinding (“SAG”) and ball mills have been installed with the bull gear aligned. The carbon-in-leach (“CIL”) tank construction continues as at the end of September;

•	Mill construction activities continue, such as structural steel support, mechanical and electrical work;

•	Exterior mill tank installation including, service water, process water, buffer and thickener, has begun;

•	Earthworks required to establish the tailings management facility (“TMF”) and perimeter collection ditching is near completion; and

•	Various other on-site construction, including the substation expansion, trestle erection and compressor house construction, were ongoing during the quarter.

Construction and Development Update

Construction activity on the Phoenix Gold Project continues to progress toward potential production. The Company believes that the completion of the equity financing, gold stream transaction and flow-through equity financing (see “Corporate Developments” section for more details) provides the Company with sufficient funding to complete the Project to potential production. As of October 1, 2014, the capital cost estimate to complete the Phoenix Gold Project is approximately $117.0 million, on a go-forward basis. In addition to Phoenix Gold Project costs, the Company also intends to spend approximately $4.0 million on exploration and $2.0 million on corporate related costs for the balance of 2014. The target for the commencement of potential production is mid-2015, based on current knowledge and planning by management of the Company.

Crown Pillar Geotechnical Study

In January 2014, the Company conducted a geotechnical drilling program from the ice surface to confirm and test the structure, rock permeability and rock strength of the crown pillar. Following the drill program, Rubicon commenced a crown pillar study to determine the final dimensions of the crown pillar. The resource contained in the vicinity of the crown pillar is of a higher grade than the average resource grade. The Company has received and is currently reviewing a draft of the crown pillar study.

Exploration

The Company is undertaking a 38,000 m infill drilling program designed to convert a portion of the inferred mineral resource ounces to the indicated category, indicated mineral resource ounces to measured category and to potentially add inferred mineral resource ounces to the known mineral resource. The Company has completed an exploration drift at the 244-metre level parallel to the deposit, to provide a proper platform for the sectional based drilling at 25 m drill hole spacings.

Rubicon has completed a total of 149 holes for a total of 27,051 m of infill drilling as of September 30, 2014. Infill drilling results to-date continue to confirm the Company’s expectations of the F2 Deposit with respect to continuity of mineralization and grade. Highlighted assay results with significant grade, released on September 25, 2014, include:

•	244L-69: 136.5 g/t Au over 4.0 m
•	244L-83: 61.2 g/t Au over 2.6 m

RUBICON MINERALS CORPORATION – MD&A – September 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

•	244L-63: 34.8 g/t Au over 2.5 m
•	244L-39: 20.6 g/t Au over 5.0 m (including 32.7 g/t Au over 3.0 m)

The Company has also commenced definition drilling at the 244-metre level, which will further tighten the drill hole spacings to 12.5 m or less. Details of historical drilling results are available on the Company’s web site at www.rubiconminerals.com.

Updated Mineral Resource Estimate

Rubicon commissioned SRK Consulting (Canada) Inc. (“SRK”) to conduct an updated mineral resource estimate and optimization study.  The updated mineral resource was completed as part of the PEA and is discussed under the heading “The PEA” below.  The updated mineral resource estimate includes approximately 116,000 m of core drilling completed from mid-2011 to November 1, 2012, approximately 90% of which was infill drilling of known areas.  The updated mineral resource estimate does not include any drilling that has taken place since November 1, 2012.

THE PEA1

On June 25, 2013 the Company announced positive results and highlights from a preliminary economic assessment and an updated mineral resource estimate completed by SRK for the F2 Gold System, which comprises part of the Company’s flagship Phoenix Gold Project, located in Red Lake, Ontario. A technical report documenting the preliminary economic assessment was filed on SEDAR on August 9, 2013 in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The preliminary economic assessment filed on August 9, 2013 was superseded in full by the PEA dated effective June 25, 2013 and filed on SEDAR on February 28, 2014. The report can be viewed at www.sedar.com, www.sec.gov/edgar.shtml and the Company’s website at www.rubiconminerals.com. The summary below does not take into account the review by the Company of planned construction schedules.

The PEA2F Highlights:

●
On a go-forward basis, using a gold price of US$1,3851 per ounce, the Phoenix Gold Project base case demonstrates an after-tax IRR1 of 27.0% and a 5.0% discounted after-tax NPV1 of $531.0 million; on a pre-tax basis, IRR and NPV are 28.7% and $650.0 million, respectively;

●	Total life of potential mine (“LOM”) projected gold production of 2.19 million ounces, an 18.0% increase over the previous conceptual production plan;

●	Average annual LOM projected gold production is 165,300 ounces, production is expected to peak at 242,000 ounces in year 2022;

●	The primary projected mining method is intended to be longhole stoping (“longhole”); 90% of the LOM production is planned to come from longhole stopes and 10% from cut-and-fill mining;

●	Average grade of mill feed is 8.1 g/t Au at a cut-off grade of 5.0 g/t Au; external dilution of 15% was applied to the conceptual mine plan, plus internal dilution of 26%;

1
Based on a 30-day trailing spot gold price assumption of US$1,385 per ounce and a CAD/USD consensus exchange rate of 1.05:1.00 (Source: Bloomberg $CDN/$US FX Forecast 2013 through 2017, as of June 18, 2013).

RUBICON MINERALS CORPORATION – MD&A – September 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

●
Average LOM cash operating cost4F2 is $629 per recovered ounce or $151 per tonne.  Including a 1.5% royalty5F3 the average LOM total cash operating cost is $651 per recovered ounce of gold or $156 per tonne;

●	Average LOM all-in sustaining cash costs4 are $845 per ounce or $203 per tonne;

●	Average annual post-tax cash flow from operations is $69.0 million;

●	Average daily LOM throughput is approximately 1,900 tonnes per day (“tpd”).

The Company believes the new proposed mining methods considered in the PEA7Fwill most efficiently exploit the F2 deposit. The implementation of the new proposed methods have increased the capital cost of developing the Project compared to the preliminary economic assessment released in 2011.

Updated Phoenix Gold Project Mineral Resource Estimate Highlights:

●	Increased indicated mineral resources by 111% to 1.129 million ounces of gold in 4.12 million tonnes grading 8.52 g/t Au using a 4.0 g/t Au cut-off grade;

●	Block model demonstrates substantial continuity of mineralization and an average horizontal thickness of 7.8 m (based on 4.0 g/t Au cut-off estimated using tonne weighted average thickness per level);

●	Reported inferred mineral resources of 2.219 million ounces of gold on 7.45 million tonnes grading 9.26 g/t	Au using a 4.0 g/t Au cut-off grade; and

●	Updated mineral resource estimate includes approximately 116,000 m of additional drilling (90% infill) since the 2011 mineral resource estimate.

Recommendation from SRK and Continuing Studies

SRK determined that the results of the PEA support the continued advancement of the Phoenix Gold Project and work related to further technical studies. No production decision has been made at this time. Such a decision, if reached, will require such additional technical studies and ongoing evaluation by Rubicon of the construction and development of the Phoenix Gold Project and would not be based solely on the PEA.

ABORIGINAL CONSULTATIONS

Consultations are ongoing with local First Nation and Métis communities. In December of 2012, Wabauskang First Nation (“WFN”) brought an application for judicial review of the approval of the

2	Cash operating costs include mining and development costs only and exclude royalties, gold streams, all capital costs, exploration and corporate overheads.
3	Assumes Rubicon exercises its right to purchase a 0.5% from the 2.0% NSR that Franco-Nevada Corporation currently owns in respect of the Phoenix Gold Project water claims for US$675,000.
4	All-in sustaining cash costs include operating costs, royalties and sustaining capital and do not include any pre-production capital expenditures, allocation of estimated corporate overhead costs or exploration costs. The cost of the gold stream transaction with Royal Gold is not included in this number.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

Company’s Production Closure Plan. A three-way hearing was held at the Ontario Divisional Court to hear the application for judicial review on April 15-17, 2014.  On August 29, 2014 the Ontario Divisional Court announced it had dismissed the application brought by WFN.  WFN have sought leave to appeal this decision.  The Company intends to vigorously defend our consultation record and Production Closure Plan. This application has not affected any construction or development activity at the Phoenix Gold Project.

OTHER RED LAKE PROJECTS

Rubicon holds approximately 100 square miles of additional mineral claims in the Red Lake area which were acquired for their high geological potential to host gold mineralization. Due to the Company’s focus on developing the Phoenix Gold Project, exploration of these additional properties has been temporarily put on hold, however the Company considers these projects to be of strategic importance for future exploration. The Company is continuing the geological compilation studies on several of its Red Lake projects to identify targets for future exploration programs.

UNITED STATES EXPLORATION

Nevada and Utah (West Kirkland Option)

Rubicon holds variable fee simple mineral property interests in a large land package in Elko County, Northeastern Nevada (225,000 acres) extending into Box Elder County, Utah (608 acres).

West Kirkland Mining Inc. (“West Kirkland”) holds an option over the Company’s Nevada and Utah property for a variable interest of up to 60% through exploration expenditures of US$15.0 million over four years. West Kirkland completed its first year commitment of US$2.0 million of exploration in 2012. On January 23, 2013, to allow for effective completion of annual work programs, the effective date of the option agreement for the annual work commitment was extended from June 23rd to December 31st of each year. In consideration of the current market conditions, on October 16, 2013 Rubicon granted West Kirkland a one year deferral of the annual earn-in expenditure commitments in exchange for 1,000,000 shares of West Kirkland. West Kirkland has advised that they have spent US$1.1 million of the US$3.0 million year 2 earn-in expenditures, which are to be completed by December 31, 2014 (revised year 2 commitment date).

CORPORATE DEVELOPMENTS

Gold Stream Facility with Royal Gold Inc.

On February 10, 2014, the Company signed a Gold Stream Facility (the “Stream Facility”) with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”) pursuant to which the Company agreed to sell an equivalent of 6.30% of future gold production from the Phoenix Gold Project to Royal Gold to a maximum of 135,000 ounces of gold and then 3.15% thereafter.  In consideration, Royal Gold will pay US$75.0 million to the Company as a deposit on the purchase price. As at September 30, 2014 the Company had received US$10.0 million of the deposit upon the execution of the agreement and US$20.0 million of the deposit upon closing of the agreement.  On October 3, 2014 Rubicon received a further US$17.4 million progress draw.  Rubicon expects to receive the remaining US$27.6 million of the deposit in instalments at spaced intervals during construction of the Phoenix Gold Project. Payment of the final instalments is contingent upon the Company meeting construction completion targets for the Phoenix Gold Project.  The Company expects to receive the full deposit by the end of the first quarter of 2015.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

Upon delivery of gold to Royal Gold, Royal Gold will pay the current market price on the first 135,000 ounces by way of allocation of the deposit to satisfy 75% of the payment. In addition the Company will receive a cash payment equal to 25% of the spot gold price for each delivery. After the deposit has been drawn down to nil, Royal Gold will make a cash payment for all future gold deliveries equal to 25% of the spot gold price.

After 40 years any balance remaining unpaid relating to the deposit shall be refunded to Royal Gold.

Repayment of the deposit is secured against the assets of the Phoenix Gold Project. Rubicon has the right to raise up to US$100.0 million of debt financing that will rank in priority to the Gold Stream Facility deposit. In the event that Royal Gold’s interest is subordinated to more than US$50.0 million of debt, Royal Gold’s additional cash payments for gold deliveries will be reduced from 25% of market price by 5.4% multiplied by the amount of the senior debt outstanding and drawn in excess of US$50.0 million divided by US$50.0 million.

Public Offering

On March 12, 2014, the Company closed a public offering and issued 74,290,000 units consisting of one common share of the Company (“Share”) and one half of one common share purchase warrant (“Warrant”) at a price of $1.55 per unit (“Unit”) for total gross proceeds of $115,149,500.  Each whole Warrant gives the holder the right to purchase one Share in the Company for a price of $2.00 per Share, exercisable up to and including March 12, 2015. The proceeds are inclusive of an overallotment option that was fully exercised on closing.

Share issue costs were $7,778,661 including an underwriter’s commission of 5% of the gross proceeds.

Flow-Through Offering

On July 23, 2014, the Company closed a public Flow-Through Share offering of 7,060,000 shares at a price of $1.70 a share for total gross proceeds of $12,002,000.  Share issue costs for this offering were approximately $756,000 including an underwriter’s commission of 5% of the gross proceeds.  The gross proceeds from the Offering will be used to incur eligible Canadian Exploration Expenses. As of quarter-end, the Company has committed $2.3 million from this offering in connection with the exploration and development of the Phoenix Gold project to September 30, 2014.

QUALIFIED PERSONS AND QUALITY ASSURANCE

Phoenix Gold Project drill core assays were conducted on sawn NQ-sized half core sections. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. All assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out by ALS Minerals, a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd.

The content of this MD&A relating to the PEA has been read and approved by SRK staff including Mr.  Sébastien Bernier, P.Geo., Principal Consultant (Resource Geology), Mr. Glen Cole, P.Geo., Principal Consultant (Resource Geology), Mr. Dan Hewitt, P. Eng., Principal Consultant (Mining) and Mr. Stephen Taylor P. Eng., Principal Consultant (Mining) and Mr. Pierre Roy, ing., P. Eng., of Soutex Inc., all

RUBICON MINERALS CORPORATION – MD&A – September 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

independent Qualified Persons as defined by NI 43-101. The PEA was prepared by SRK with etallurgical and processing contributions from Soutex Inc. Individual contributing authors are Mr. Sébastien Bernier, Mr. Glen Cole, Mr. Stephen Taylor, and Mr. Dan Hewitt of SRK and Mr. Pierre Roy ing., P. Eng., of Soutex Inc. All are independent Qualified Persons as defined by NI 43-101.

Phoenix Gold Project operations, including engineering studies and ongoing development are currently supervised and verified by, and except with respect to the third party prepared PEA, any operating technical data disclosed in this MD&A has been verified by, and the technical operating disclosures in this MD&A, have been approved by Daniel Labine, P. Eng., Vice President Operations for Rubicon, a Qualified Person as defined in NI 43-101.

Mark Ross, B.Sc., P. Geo., Chief Mine Geologist for the Company, is a Qualified Person and an employee of the Company and has reviewed and approved the disclosure of technical and scientific information included in this MD&A.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond the control of Rubicon. Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, permitting risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form (“AIF”), dated March 24, 2014, for the year ended December 31, 2013, on file at www.sedar.com and www.sec.gov/edgar.shtml.

OPERATING RESULTS

Three Months ended September 30, 2014 compared to the Three Months ended September 30, 2013

For the three months ended September 30, 2014, the Company had a net loss of $1.05 million and a net loss per share of $0.00 compared to a net loss of $3.04 million and a net loss per share of $0.01 for the three months ended September 30, 2013, a decreased loss of $1.99 million. Other comprehensive loss for the three months ended September 30, 2014 was $0.02 million compared to other comprehensive income of $0.11 million for the prior year comparative period, a decrease of $0.13 million. Comprehensive loss for the three months ended September 30, 2014 was $1.08 million compared to comprehensive loss of $2.93 million for the prior year comparative period, a decrease of $1.85 million.

Significant factors in line items that caused the change in net loss and comprehensive loss for the three months ended September 30, 2014 were as follows:

•
Salaries and benefits decreased by $0.23 million due to certain one-time costs incurred in the comparative quarter of the prior year that were incurred in a prior quarter during the current year.  This decrease was partially offset by the addition of administrative staff required to support ongoing operations in the current year.

•
The Company experienced a fair value gain in the current period of $0.57 million relating to movement in the fair value of the recently completed Gold Stream Facility. The Company is required to record this liability at fair value at the end of each reporting period and changes in forecasted gold prices, interest rates, and accretion will cause fair value adjustments. No such gain or loss was recognized in the comparable period of the prior year as the facility was entered into during the first quarter of 2014.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

•	Share-based compensation costs decreased by $0.43 million as a significant amount and value of stock options issued in the comparative quarter was issued in a prior quarter of the current year.

•	Consulting and professional fees decreased by $0.44 million due to legal and other expenses relating to the filing of the Preliminary Economic Assessment in 2013 not reoccurring in the current year.

•	Other comprehensive income decreased by $0.13 million on fair value adjustment of available for sale financial instruments reflecting a decrease in market value of investments in the quarter.

Nine Months ended September 30, 2014 compared to the Nine Months ended September 30, 2013

For the nine months ended September 30, 2014, the Company had a net loss of $8.32 million and a net loss per share of $0.02 compared to a net loss of $6.1 million and a net loss per share of $0.02 in the nine months ended September 30, 2013, an increased loss of $2.22 million.  Other comprehensive income for the period was $0.29 million compared to other comprehensive loss of $0.03 million for the prior comparative period, an increase of $0.32 million. Comprehensive loss for the nine months ended September 30, 2014 was $8.03 million compared to comprehensive loss of $6.13 million for the prior year comparative period, an increased comprehensive loss of $1.9 million.

Significant factors in line items that caused the increase in net loss for the nine months ended September 30, 2014 were as follows:

•	Consulting and professional fees increased by $1.26 million as a result of advisory and professional fees incurred in connection with the Gold Stream Facility.

•
The Company experienced a fair value loss in the current period of $0.56 million relating to movement in the fair value of the recently completed Gold Stream Facility. The Company is required to record this liability at fair value at the end of each reporting period and changes in forecasted gold prices, interest rates, and accretion will cause fair value adjustments. No such gain or loss was recognized in the comparable period of the prior year as the Facility was entered into during the first quarter of 2014.

•	Salaries and benefits increased by $0.6 million due to addition of administrative staff required to support ongoing operations.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

USE OF PROCEEDS FROM FINANCINGS

Planned Use of Proceeds as Previously Disclosed	Actual Use of Proceeds to September 30, 2014
February 29, 2012 Public Offering
$192.0 million net proceeds: $181.0 million for development of the Phoenix Gold project and $11.0 million for exploration and general working capital.	$181.0 million has been expended, as committed, on the Phoenix Gold Project, to September 30, 2014, and $9.4 million has been expended for exploration and working capital purposes.
March 12, 2014 Public Offering
$107.4 million in net proceeds; $93.4 million to be used for development of the Phoenix Gold project and $14.0 million for exploration and general working capital.	$43.2 million from this offering has been committed for the development of the Phoenix Gold project to September 30, 2014
July 23, 2014 Flow-Through Offering
$11.3 million in net proceeds to be used to incur CEE expenses in connection with the Phoenix Gold project.	$2.3 million from this offering has been committed in connection with the exploration and development of the Phoenix Gold project to September 30, 2014.

SUMMARY OF QUARTERLY RESULTS (unaudited)

The following results are based on IFRS in Canadian dollars.

	2014 Third Quarter	2014 Second Quarter	2014 First Quarter	2013 Fourth Quarter	2013 Third Quarter	2013 Second Quarter	2013 First Quarter	2012 Fourth Quarter
	$	$	$	$	$	$	$	$
Interest and other income	505	575	235	299	371	506	586	676
(Gain) loss on sale of investments	-	-	-	-	(2)	-	7	-
Net loss	1,052	2,959	4,308	2,081	3,038	1,450	1,613	2,976
Basic and fully diluted net loss per share	0.00	0.01	0.01	0.01	0.01	0.01	0.01	0.01

Annual totals in the table may differ slightly from annual reported amounts due to rounding.

Overall, quarterly losses should tend to increase due to increased office administration costs to support an expanding exploration and development program. Other factors generally causing significant variations in results between quarters include share-based compensation, fair value adjustments on the gold stream facility, gain or loss on sale of investments and mineral property option payments received in excess of property costs. These other factors do not have identifiable trends.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $113.0 million at September 30, 2014 compared to $58.5 million at December 31, 2013. Working capital increased in the current year by $54.5 million, primarily due to

RUBICON MINERALS CORPORATION – MD&A – September 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

partial proceeds received from the Gold Stream Facility, an equity financing during the first quarter, and a flow through share offering completed in the current quarter, partially offset by development expenditures, and other costs incurred during the year. As noted under the Corporate Developments heading, the Company received a further US$17.4 million on October 3, 2014, and expects to receive an additional US$27.6 million relating to the Gold Stream Facility with Royal Gold over the remaining construction period at the Phoenix Gold Project.

On July 23, 2014, the Company closed a public Flow-Through Share offering of 7,060,000 shares at a price of $1.70 per share for total gross proceeds of $12.0 million. Share issue costs for this offering are approximately $0.8 million including an underwriter’s commission of 5.0% of the gross proceeds. The gross proceeds from the Offering will be used to incur eligible Canadian Exploration Expenses.

The financing transactions are expected to provide sufficient capital to fund the remaining construction activity of the Phoenix Gold Project to potential production.

As previously noted, as of September 30, 2014, the capital cost estimate to complete the Phoenix Gold Project to potential production is approximately $117.0 million on a go-forward basis.

CASH FLOWS

Three Months ended September 30, 2014 compared to the Three Months ended September 30, 2013

For the three months ended September 30, 2014, the Company had net cash outflows of $29.1 million compared to net cash outflows of $10.1 million in the three months ended September 30, 2014, an increase in outflows of $19.0 million. Increases in spending at the Phoenix gold project were partially offset by the Company’s issuance of flow through shares during the current period, resulting in the increase in cash outflows for the period.

Operating Activities

Net cash used in operating activities was $1.6 million for the three months ended September 30, 2014 compared with net cash used in operating activities $2.0 million for the comparative period representing a decrease of net cash outflow of $0.4 million. The decrease in cash used in operations results from a decrease in cash expenses in the current period as the Company had significant consulting costs related to filing its preliminary economic assessment in the comparative period that did not reoccur in the current period.

Investing Activities

$40.2 million of net cash was used in investing activities for the three months ended September 30, 2014, compared with net cash used in investing activities of $8.3 million for the three months ended September 30, 2013, a difference between periods of $31.9 million. The change was due to an increase in expenditures related to the construction of the Phoenix Gold Project in the current period. Additionally, temporary investments of $14.7 million matured in the three months ended September 30, 2013 and this conversion to cash did not re-occur in the current year.

Financing Activities

Financing activities generated $11.2 million of cash in the three months ended September 30, 2014 as the Company closed a flow-through share offering during the quarter of 7,060,000 shares for net proceeds of

RUBICON MINERALS CORPORATION – MD&A – September 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

$11.3 million.  Proceeds from financing in the comparable period of $0.2 million related to exercise of stock options.

Nine Months ended September 30, 2014 compared to the Nine Months ended September 30, 2013

For the nine months ended September 30, 2014, the Company had net cash inflows of $75.4 million compared to net cash inflows of $39.3 million for the nine months ended September 30, 2013. The higher net cash inflow in the current year is due to cash inflows resulting from the proceeds of stream, unit and flow through financings offset by increased expenditures on construction at the Phoenix Gold project in the current year.

Operating Activities

Net cash used in operating activities was $5.4 million for the nine months ended September 30, 2014 compared to net cash used of $5.3 million for the nine months ended September 30, 2013. Net cash used in operations was unchanged over last year as an increase in expenditures in the current year was offset by working capital fluctuations.

Investing Activities

The Company’s net cash decreased by $71.3 million through investing activities during the nine months ended September 30, 2014 compared to an increase in net cash of $43.6 million during the nine months ended September 30, 2013. The difference of $114.9 million is primarily attributable to only $10.0 million of net proceeds from longer term guaranteed investment certificates (“GIC”) maturing in the current period compared to net maturities in longer term GICs investments of $109.5 million in the prior year. The Company also realized a $3.9 million cash inflow in the current year related to the release of restricted cash. There was no inflow related to restricted cash in the comparable period of the prior year. These inflows were offset by investments in Exploration and Evaluation assets as well as Property Plant and Equipment in both periods, as the Company continued to develop the Phoenix Gold project.

Financing Activities

Net cash from financing activities was $151.7 million during the nine months ended September 30, 2014 compared to $1.0 million during the nine months ended September 30, 2013. The increase of $150.7 million primarily relates to the proceeds received from the equity unit financing net of costs of $107.3 million, partial proceeds received from the Gold Stream Facility entered into during the period ended September 30, 2014 of $33.3 million and net proceeds of $11.3 million from the issuance of flow through shares during the period ended September 30, 2014.

FINANCIAL INSTRUMENTS

The Company’s financial instrument policies and fair values by category are described in Notes 2(c), 3 and 13 to the financial statements. Overall, the Company’s most significant risk exposure relates to its cash and short-term cash investment balances.

The Company’s paramount concern with respect to these balances is preservation of capital and therefore, during the period, authorized investments were restricted to instruments guaranteed by the Government of Canada or a Province of Canada or high-grade money market instruments guaranteed by any of the five largest Canadian banks.

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The Company entered into a Gold Stream Facility during the quarter as described herein under the section “Significant accounting judgments and sources of estimation uncertainty”. Calculation of the Gold Stream Facility fair value is subject to risks and uncertainties related to variables contained in the Company’s valuation model. Management seeks to mitigate these risks in consideration of experience, internal and external sources of information and expectations of future events that management believes to be reasonable in the circumstances.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, other than the future receipts and obligations expected from the Gold Stream Facility outlined in Note 13 to the Financial Statements.

PROVISION FOR CLOSURE AND RECLAMATION

The Company has an obligation to close and rehabilitate the Phoenix Gold Project site upon its abandonment.

As of September 30, 2014, the Company has deposited a total of $3.4 million (2013 - $3.1 million) with the Ontario Ministry of Northern Development and Mines (“MNDM”) as assurance for closure costs of current disturbances.

The estimated closure costs of the Phoenix Gold project based on the year-end condition of the site were inflation adjusted to the estimated date of site remediation, which is 16 years from September 30, 2014, and then discounted back to the year-end using an estimate of the risk-free rate of 2.15%. The provision for closure and reclamation was increased to the current value of the future liability, amounting to $3.1 million (2013 - $2.8 million) with the increase, after accretion of the discount of the prior estimate, debited to exploration and evaluation assets.

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COMMITMENTS AND CAPITAL LEASE OBLIGATIONS
At September 30, 2014, the Company has the following contractual, capital and operating lease and rental commitments:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Gold Stream Facility (1)	$34,205	Nil	Nil	Nil	$34,205
Capital (Finance) Lease Obligations	$1,827	$345	$1,482	Nil	Nil
Lease and Rental Obligations	$429	$214	$215	Nil	Nil
Purchase Obligations	$66,637	$66,637	Nil	Nil	Nil
Other Long-Term Contractual Obligations reflected on the Company’s Balance Sheet under the primary financial statements	Nil	Nil	Nil	Nil	Nil
TOTAL	$103,098	$67,196	$1,697	Nil	$34,205
(1)See “Gold Stream Facility with Royal Gold Inc.” within the Corporate Developments heading for further discussion of this obligation.

The Company is required to make certain cash payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The Company’s accounting policies are described in detail in Note 2 of the December 31, 2013 annual consolidated financial statements. The Company considers the following judgments and estimates to be most critical in understanding its financial results:

Significant accounting judgments and sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Estimates of the future price of gold pose a

RUBICON MINERALS CORPORATION – MD&A – September 30, 2014
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significant risk to the valuation of the Phoenix Gold Project and the impairment review of carrying values as described below.

Impairment of Non-Current Non-Financial Assets

The Company reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and uncertainties that may affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, gold prices, mine plan estimates, operating costs, mine closure and restoration costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty and, as such, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of income.

As at September 30, 2014, management of the Company determined that the volatile price of gold, escalating costs in the industry and the Company’s depressed share price had not resulted in a market capitalization below the carrying amount of the Company’s net assets indicating that the assets were not impaired. Although the result of this test did not indicate impairment, the Company completed an impairment assessment for the Phoenix Gold Project that included an estimate of the Project’s value in use.

Key assumptions incorporated in the impairment model included the following:

•	Long term gold price: US$1,300/oz.
•	Life of Mine gold head grade: 8.06 grams/tonne
•	Life of Mine average operating costs: $154 /tonne ore milled
•	Canadian / US dollar exchange rate: 1.05
•	Production volume and recoveries as indicated in the Company’s Technical Report filed on SEDAR February 28, 2014
•	Discount rate: 5%

Management’s impairment assessment did not result in the identification of an impairment loss as of September 30, 2014. Although management believes the estimates applied in these impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgments. Sensitivities to changes in gold price, grade, and estimated operating costs, that differ from current projections, and increases to estimated capital costs might trigger an impairment that could be material.

Financial liabilities at fair value through profit and loss

As discussed in Note 13 to the Financial Statements- Gold Stream Facility, the Company entered into a Gold Stream Facility with Royal Gold on February 10, 2014. The Company has reviewed the terms of the agreement and determined that IAS 39 Financial Instruments: Recognition and Measurement is the applicable standard under which the accounting for the agreement should be evaluated. In accordance with this standard, the

RUBICON MINERALS CORPORATION – MD&A – September 30, 2014
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Company has concluded that the agreement represents an embedded derivative within a host debt instrument (purchase and sale agreement for gold). As the entire hybrid contract meets the criteria for treatment as a financial liability through profit and loss, the Company has designated it as such with initial and subsequent measurement at fair value. Transaction costs directly attributable to the Gold Stream Facility are expensed through profit and loss as incurred.
Fair value of the Gold Stream Facility on initial recognition is determined by the amount of the cash advance received. Subsequent fair value is calculated on each reporting date with gains and losses recorded in profit and loss as fair value and foreign exchange adjustments. Components of the adjustment to fair value at each reporting date include:

•	Accretion expense due to passage of time
•	Change due to movement in USD/CAD exchange rate as the liability is incurred in USD
•	Change in the risk free interest rate
•	Change in the Company specific credit spread
•	Change in any expected gold ounces to be delivered
•	Change in forward gold price forecast

Estimates and assumptions underlying the fair value calculations are reviewed on an ongoing basis in consideration of experience, internal and external sources of information and expectations of future events that management believes to be reasonable in the circumstances.

Flow-Through Common Shares

Periodically, the Company finances a portion of its exploration and development activities through the issuance of flow-through common shares whereby the tax benefits of the eligible resource expenditures incurred are renounced to investors in accordance with tax legislation. The proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the fair value of the Company’s existing shares and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium and is reversed and recognized as an income tax recovery as the related resource expenditures are incurred and the tax effect of the temporary differences is recorded. The net difference between the liability and the value of the tax assets renounced is reported as deferred tax expense.

NEW ACCOUNTING STANDARDS, INTERPRETATIONS AND AMENDMENTS

New Standards Not Yet Adopted

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and amended in October 2010. It replaces the parts of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

In November 2013, the IASB issued the hedge accounting section of IFRS 9, as well as two amendments to the previously issued IFRS 9. The new hedge accounting model will align hedge accounting with risk

RUBICON MINERALS CORPORATION – MD&A – September 30, 2014
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management activities undertaken by an entity. Components of both financial and non-financial items will now be eligible for hedge accounting as long as the risk component can be identified and measured. The new hedge accounting model includes eligibility criteria that must be met but these criteria are based on an economic assessment of the strength of the hedging relationship, which can be determined using internal risk management data. New disclosure requirements relating to hedge accounting will be required and are meant to simplify existing disclosures. The IASB currently has a separate project on macro hedging activities and until that project is completed, entities are permitted to continue to apply IAS 39 for all of their hedge accounting.

The standard is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company will be required to adopt this standard.

We are currently assessing the effect of this standard and related amendments on our financial statements.

OUTSTANDING SHARE DATA

As at November 12, 2014, the Company had the following common shares, warrants and stock options outstanding:

Common shares	370,539,244
Warrants*	37,145,000
Stock options*	17,092,430
Fully diluted share capital	424,776,674
* Each warrant or stock option entitles the holder to acquire one common share of the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's  management  is  responsible  for  establishing  and  maintaining adequate  internal  control over  financial  reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore,  even those  systems  determined  to be effective  can provide  only  reasonable   assurance  with  respect  to  financial   statement preparation and presentation.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company’s internal control over financial reporting during the quarter ended September 30, 2014  that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information on the Company, including the AIF and other public filings, are available on SEDAR at www.sedar.com.

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FORWARD-LOOKING STATEMENTS

FORWARD-LOOKING STATEMENTS AND OTHER CAUTIONARY INFORMATION

This MD&A contains statements that constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements include, but are not limited to statements regarding potential production being achieved in mid-2015, the Company’s expectations regarding receipt of the remaining US$27.6 million deposit under the Gold Stream Facility, the Company’s plans in respect of the development of the Phoenix Gold Property, costs and timing of the development of new deposits, success of exploration and development activities, requirements for additional capital and title disputes or claims.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others, that: the demand for gold and base metal deposits will develop as anticipated; the price of gold will remain at levels that will render the Phoenix Gold Project economic; operating and capital plans will not be disrupted by operational issues, power issues, labour disturbances, or adverse weather conditions; Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; Rubicon will continue to have the ability to attract and retain skilled staff; the mineral resource estimate as disclosed in the PEA will be realized; and there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents and other risks of the mining industry; delays and other risks related to construction activities and operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; market conditions and general business, economic, competitive, political and social conditions.

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

It is important to note that the information provided in this MD&A is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is not based on a feasibility study demonstrating economic and technical viability does not provide adequate disclosure of the increased uncertainty and specific risks of failure associated with such a production decision.

Forward-looking statements contained herein are made as of the date of this MD&A and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. READERS REGARDING ESTIMATES OF INDICATED AND INFERRED RESOURCES

This MD&A uses the terms “measured” and “indicated” mineral resources and “inferred” mineral resources. The Company advises U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by the SEC. The estimation of “measured” and “inferred” mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. The estimation of “inferred” resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. It cannot be assumed that all or any part of a “measured”, “inferred” or “indicated” mineral resource will ever be upgraded to a higher category.

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a “measured”, “indicated” or “inferred” mineral resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

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MINERAL RESOURCES

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The inclusion of inferred mineral resources are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as mineral reserves. The mineral resources in this press release were reported using CIM Standards.

APPROVAL

The Audit Committee on behalf of the Board of Directors has approved the disclosure contained in this MD&A.